UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

STARZ

(Name of the Issuer)

Starz

Lions Gate Entertainment Corp.

Orion Arm Acquisition Inc.

Dr. John C. Malone

(Name of Person(s) Filing Statement)

Series A Common Stock, par value $0.01 per share and

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A common stock: 85571Q102

Series B common stock: 85571Q201

(CUSIP Number of Class of Securities)

David I. Weil, Esq. Chief Legal Officer Starz 9242 Beverly Blvd., Suite 200 Beverly Hills, California 90210 (720) 852-7700	Wayne Levin General Counsel and Chief Strategic Officer Lions Gate Entertainment Corp. 2700 Colorado Avenue Santa Monica, California 90404 (310) 449-9200	Dr. John C. Malone c/o Liberty Media Corporation 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Renee Wilm, Esq. Jonathan Gordon, Esq. Courtney York, Esq.	David E. Shapiro, Esq. Gordon S. Moodie, Esq. Wachtell, Lipton, Rosen & Katz	Steven D. Miller Sherman & Howard L.L.C. 633 Seventeenth Street, Suite 3000
Baker Botts L.L.P.	51 West 52nd Street	Denver, Colorado 80202
30 Rockefeller Plaza	New York, New York 10019	(303) 297-2900
New York, New York 10112 (212) 408-2500	(212) 403-1000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐

INTRODUCTION

This Amendment No. 1 to this Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto ( as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (a) Starz, a Delaware corporation and the issuer of the Starz common stock that is the subject of the Rule 13e-3 transaction; (b) Lions Gate Entertainment Corp., a corporation organized and existing under the corporate laws of British Columbia (“Lions Gate”); (c) Orion Arm Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Lions Gate ( “Merger Sub”); and (d) Dr. John C. Malone (collectively, the “Filing Persons”).

On June 30, 2016, Lions Gate entered into an Agreement and Plan of Merger (the “merger agreement”) with Starz and Merger Sub. The merger agreement provides that Merger Sub will merge with and into Starz, with Starz continuing as the surviving corporation and becoming an indirect wholly owned subsidiary of Lions Gate (the “merger”).

Under the terms of the merger agreement, immediately prior to consummation of the proposed merger, Lions Gate will effect a reorganization of its outstanding share capital (the “reclassification”), pursuant to which each existing Lions Gate common share, without par value (the “Lions Gate common shares”), will be converted into 0.5 shares of newly issued Class A voting shares, without par value, of Lions Gate (the “Lions Gate voting shares”) and 0.5 shares of newly issued Class B non-voting shares, without par value, of Lions Gate (the “Lions Gate non-voting shares” and together with the Lions Gate voting shares, the “Lions Gate post-reclassification shares”), subject to the terms and conditions of the merger agreement.

Following the reclassification, in the proposed merger, (a) each share of Starz Series A common stock, par value $0.01 (the “Starz Series A common stock”), will be converted into the right to receive $18.00 in cash and 0.6784 Lions Gate non-voting shares, and (b) each share of Starz Series B common stock, par value $0.01 (the “Starz Series B common stock,” and together with the Starz Series A common stock as the “Starz common stock”), will be converted into the right to receive $7.26 in cash, 0.6321 Lions Gate non-voting shares and 0.6321 Lions Gate voting shares, in each case, subject to the terms and conditions of the merger agreement and, in each case, except for (i) any shares of Starz common stock held by Lions Gate or any of its wholly owned subsidiaries including Merger Sub, (ii) in the event that the Lions Gate minority approval as defined and required under Ontario Securities Commission Rule 56-501 – Restricted Shares or an exemption therefrom is not obtained, Lions Gate will issue Lions Gate non-voting shares issuable to Starz stockholders resident in the province of Ontario in connection with the merger to a trustee who will sell such shares and distribute the proceeds to such Ontario resident Starz stockholders, pursuant to the terms and conditions of the merger agreement and (iii) any shares of Starz common stock held by any Starz stockholder who is entitled to demand and properly demands appraisal of such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (and who does not fail to perfect or otherwise effectively withdraw their demand or waive or lose the right to appraisal). These exchange ratios are fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger, except in certain limited circumstances reflecting changes to the stock of Lions Gate or Starz.

At the effective time of the merger, upon the terms and subject to the conditions of the merger agreement, outstanding Starz equity awards will be adjusted as follows: (a) each Starz stock option that is outstanding and unexercised immediately prior to the effective time, whether vested or unvested, will be converted into an option, on substantially the same terms and conditions as were applicable to such Starz stock option immediately prior to the effective time (including vesting terms), to purchase the number of Lions Gate non-voting shares (rounded down to the nearest whole share) determined by multiplying the number of shares of Starz common stock subject to the Starz stock option by the equity award exchange ratio, at an exercise price per share determined by dividing the per-share exercise price of the Starz stock option by the equity award exchange ratio and rounding the resulting quotient up to the nearest whole cent; (b) each Starz restricted stock unit award that is outstanding immediately prior to the effective time will be converted into a restricted stock unit award (subject to vesting, repurchase or other lapse restrictions), on the same terms and conditions as were applicable to such Starz restricted stock unit award immediately prior to the effective time (including time- and performance-based vesting terms), relating to the number of Lions Gate non-voting shares determined by multiplying the number of shares of Starz common stock subject to the Starz restricted stock unit award immediately prior to the effective time by the equity award exchange

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ratio, rounded to the nearest whole share; and (c) each Starz restricted stock award that is outstanding immediately prior to the effective time will be converted into a restricted stock award (subject to vesting, repurchase or other lapse restrictions), on the same terms and conditions as were applicable to such Starz restricted stock award immediately prior to the effective time (including vesting terms), relating to the number of Lions Gate non-voting shares determined by multiplying the number of shares of Starz common stock subject to the Starz restricted stock award immediately prior to the effective time by the equity award exchange ratio, rounded to the nearest whole share.

Concurrently with the filing of this Transaction Statement, Lions Gate is filing with the SEC Amendment No. 3 to its registration statement on Form S-4 (Registration No. 333-212792), which includes a joint proxy statement/prospectus of Lions Gate and Starz (the “joint proxy statement/prospectus”) relating to the special meeting of Lions Gate common shareholders and the special meeting of Starz common stockholders.

At the special meeting of Lions Gate common shareholders, Lions Gate common shareholders will be asked to consider and vote upon (1) a series of four proposals to implement the reclassification (collectively, the “Lions Gate reclassification proposals”); (2) a proposal to approve the issuance of Lions Gate non-voting shares and Lions Gate voting shares to holders of Starz Series A common stock and Starz Series B common stock in connection with the merger agreement (the “Lions Gate merger issuance proposal”); (3) a proposal to approve the issuance of Lions Gate common shares to John C. Malone, Robert R. Bennett and certain of their respective affiliates (collectively the “M-B stockholders”), in connection with the stock exchange agreement, dated as of June 30, 2016 (the “exchange agreement”), by and between Lions Gate, Merger Sub and the M-B stockholders, pursuant to which, if the merger agreement is terminated (a) by Lions Gate because the Starz board of directors changes its recommendation in favor of the transactions contemplated by the merger agreement, (b) by Starz in order to enter into a superior transaction or (c) by either party because Starz’s stockholders fail to approve the Starz merger proposal (as defined within this joint proxy statement/prospectus), then the M-B stockholders will sell to Merger Sub all shares of Starz Series B common stock held by them (the “Lions Gate exchange issuance proposal”); (4) a proposal to approve all issuances by Lions Gate of New Issue Securities (as defined in the investor rights agreement, dated as of November 10, 2015 and amended as of June 30, 2016 (the “investor rights agreement”), by and among Lions Gate and certain of its stockholders, including Liberty Global plc (“LGP”), Discovery Communications, Inc. (“Discovery”), MHR Fund Management, LLC (“MHR”) and certain of their respective affiliates), to LGP, Discovery and MHR in connection with their exercise of preemptive rights of first offer under the investor rights agreement during the five-year period following the receipt of such stockholder approval (the “Lions Gate preemptive rights proposal”); (5) a proposal to approve the amendment of the Articles of Lions Gate to extend indemnities currently provided for in the Articles of Lions Gate in favor of directors and former directors of Lions Gate to also apply to officers and former officers of Lions Gate (the “Lions Gate indemnity proposal”); and (6) a proposal to approve the adjournment of the Lions Gate special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Lions Gate merger issuance proposal and each of the Lions Gate reclassification proposals if there are insufficient votes at the time of such adjournment to approve such proposals (the “Lions Gate adjournment proposal”). Approval of each of the Lions Gate reclassification proposals by Lions Gate shareholders, and consummation of the reclassification by Lions Gate, are conditions to the closing of the merger. In addition, approval of the Lions Gate merger issuance proposal by Lions Gate shareholders is a condition to the closing of the merger. Approval of the Lions Gate exchange issuance proposal, the Lions Gate preemptive rights proposal, the Lions Gate indemnity proposal and the Lions Gate adjournment proposal are not conditions to the consummation of the merger. The Lions Gate merger issuance proposal is conditioned on the approval of each of the Lions Gate reclassification proposals, and each of the Lions Gate reclassification proposals are conditioned on the approval of the Lions Gate merger issuance proposal, but no other proposal is conditioned on the approval of any other proposal. The reclassification will occur immediately prior to completion of the merger only if all other conditions to the merger have been satisfied, and the merger will only occur if the reclassification occurs. The exchange will not occur if the merger occurs.

At the special meeting of Starz common stockholders, Starz common stockholders will be asked to consider and vote upon the proposals to (1) approve the adoption of the merger agreement (the “Starz merger proposal”); (2) approve, by advisory (nonbinding) vote, the compensation that may be paid or become payable to the named executive officers of Starz in connection with the merger (the “Starz compensation proposal”); and (3) approve the adjournment of the Starz special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Starz merger proposal, if there are insufficient votes at the time of such adjournment to approve such proposal (the “Starz adjournment proposal”). The merger will not occur unless Starz stockholders approve the Starz merger

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proposal. Approval of the Starz compensation proposal and Starz adjournment proposal are not conditions to the consummation of the merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the joint proxy statement/prospectus of the information required to be included in responses to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the joint proxy statement/prospectus, including all annexes, exhibits and appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information in the joint proxy statement/prospectus. As of the date hereof, the joint proxy statement/prospectus is in preliminary form and is subject to completion or amendment.

Each of PJT Partners LP, LionTree Advisors LLC, and Raine Securities LLC has consented to the inclusion of its respective materials filed as Exhibits under Item 16 of this Transaction Statement.

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Item 1.       Summary Term Sheet (Regulation M-A, Item 1001)

The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

Item 2.       Subject Company Information (Regulation M-A Item 1002)

(a)	Name and Address.

Starz

8900 Liberty Circle

Englewood, Colorado 80112

(720) 852-7700

(b)       Securities. The subject classes of equity securities to which this Transaction Statement relates are (i) the Series A Common Stock, par value $0.01 per share (the “Starz Series A common stock”), of Starz and (ii) the Series B Common Stock, par value $0.01 per share, of Starz (the “Starz Series B common stock”). As of October 25 , 2016, 87,562,247 shares of Starz Series A common stock and 9,858,316 shares of Starz Series B common stock were outstanding.

(c)       Trading Market and Price. The information set forth in the joint proxy statement/prospectus under the caption “Comparative Stock Prices and Dividends” is incorporated herein by reference.

(d)       Dividends. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Comparative Stock Prices and Dividends”

“The Merger Agreement—Dividends”

(e)       Prior Public Offerings. None.

(f)        Prior Stock Purchases. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Agreements with Shareholders of Lions Gate and Stockholders of Starz—The 2015 Stock Exchange Agreement”

Item 3.       Identity and Background of Filing Persons (Regulation M-A Item 1003)

(a)-(c) Name and Address, Business and Background of Entities, Business and Background of Natural Persons. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

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“Summary—Information About the Companies”

“Information About the Companies”

“Other Important Information Regarding the Parties”

“Where You Can Find More Information”

Item 4.       Terms of the Transaction (Regulation M-A Item 1004)

(a)       Material Terms. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“The Lions Gate Special Meeting”

“The Starz Special Meeting”

“Comparison of Rights of Lions Gate Shareholders and Starz Stockholders”

“Special Factors”

“Special Factors—Accounting Treatment”

“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”

“Special Factors—Lions Gate’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Lions Gate Board of Directors”

“Certain Tax Consequences of the Transactions”

Annex A—Agreement and Plan of Merger

(c)       Different Terms. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“ Special Factors— Interests of Starz Directors and Executive Officers in the Merger”

“Special Factors—The Merger Agreement—Consideration to Starz Stockholders in the Merger”

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“Special Factors—The Merger Agreement—Treatment of Starz Stock Options and Other Equity-Based Awards in the Merger”

“Special Factors—Agreements with Shareholders of Lions Gate and Stockholders of Starz”

“Special Factors—Agreements with Shareholders of Lions Gate and Stockholders of Starz—The 2015 Stock Exchange Agreement”

(d)       Appraisal Rights. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary—Appraisal Rights”

“Special Factors—Appraisal Rights”

(e)       Provisions for Unaffiliated Security Holders. The information set forth in the joint proxy statement/prospectus under the caption “Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)        Eligibility for Listing or Trading. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Listing of Lions Gate Voting Shares and Lions Gate Non-Voting Shares in the Merger”

“Description of Lions Gate Capital Stock”

Item 5.       Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005)

(a)       Transactions. None.

(b)-(c) Significant Corporate Events, Negotiations or Contracts. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Agreements with Shareholders of Lions Gate and Stockholders of Starz”

“Special Factors—Lions Gate’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Lions Gate Board of Directors”

“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”

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“Special Factors— Interests of Starz Directors and Executive Officers in the Merger”

(e)       Agreements Involving the Subject Company’s Securities. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors— The Merger Agreement”

“Special Factors—Agreements with Shareholders of Lions Gate and Stockholders of Starz”

“Special Factors— Interests of Starz Directors and Executive Officers in the Merger”

“Special Factors— The Merger Agreement—Consideration to Starz Stockholders in the Merger”

“Special Factors— The Merger Agreement—Treatment of Starz Stock Options and Other Equity-Based Awards in the Merger”

“Where You Can Find More Information”

Annex A—Agreement and Plan of Merger

Annex E—Lions Gate Voting Agreements

Annex F—Starz Voting Agreement

Annex G—Exchange Agreement

Annex H—Investor Rights Agreement

Annex I—Amendment to Investor Rights Agreement

Annex K—Voting and Standstill Agreement

Annex L—Amendment to Voting and Standstill Agreement

Item 6.       Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006)

(b)       Use of Securities Acquired. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

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“Questions and Answers”

“Summary”

“Special Factors— The Merger Agreement—Consideration to Starz Stockholders in the Merger”

“Special Factors— The Merger Agreement—Treatment of Starz Stock Options and Other Equity-Based Awards in the Merger”

“Special Factors—Delisting and Deregistration of Starz Common Stock and Lions Gate Common Shares”

“Special Factors— Exchange of Shares in the Merger”

(c)(1)-(8) Plans. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors— The Merger Agreement”

“Special Factors—Agreements with Shareholders of Lions Gate and Stockholders of Starz”

“Special Factors—Interests of Starz Directors and Executive Officers in the Merger”

“Special Factors—Lions Gate’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Lions Gate Board of Directors”

“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”

“Special Factors—Delisting and Deregistration of Starz Common Stock and Lions Gate Common Shares”

“Special Factors—Listing of Lions Gate Voting Shares and Lions Gate Non-Voting Shares in the Merger”

“Special Factors— The Merger Agreement—Directors and Management Following the Merger”

“Special Factors— The Merger Agreement—Organizational Documents”

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“Special Factors—Source and Amount of Funds”

“Special Factors—Plans for Starz after the Merger”

Item 7.       Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013)

(a)       Purposes. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors— The Merger Agreement”

“Special Factors—Lions Gate’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Lions Gate Board of Directors”

“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”

“Special Factors—Plans for Starz after the Merger”

(b)       Alternatives. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Lions Gate’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Lions Gate Board of Directors”

“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”

(c)       Reasons. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

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“Special Factors—Background of the Merger”

“Special Factors—Lions Gate’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Lions Gate Board of Directors”

“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”

(d)       Effects. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors— The Merger Agreement”

“Special Factors—Agreements with Shareholders of Lions Gate and Stockholders of Starz”

“Special Factors—Lions Gate’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Lions Gate Board of Directors”

“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”

“Special Factors—Delisting and Deregistration of Starz Common Stock and Lions Gate Common Shares”

“Special Factors—Listing of Lions Gate Voting Shares and Lions Gate Non-Voting Shares in the Merger”

“Special Factors— The Merger Agreement—Directors and Management Following the Merger”

“Special Factors— The Merger Agreement—Organizational Documents”

“Special Factors—Plans for Starz after the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

“Certain Tax Consequences of the Transactions”

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Item 8.       Fairness of the Transaction (Regulation M-A Item 1014)

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”

“Special Factors—Opinions of Starz’s Financial Advisors”

“Special Factors—Position of Lions Gate and Merger Sub as to the Fairness of the Merger”

“Special Factors—Position of Dr. John C. Malone as to the Fairness of the Merger”

Annex C—Opinion of LionTree Advisors LLC

Annex D —Opinion of Raine Securities LLC

(c)       Approval of Security Holders. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“The Lions Gate Special Meeting—Required Vote”

“The Starz Special Meeting—Required Vote”

“Special Factors—The Merger Agreement”

(d)       Unaffiliated Representatives. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”

“Special Factors—Opinions of Starz’s Financial Advisors—Opinion of Raine Securities LLC”

“The Starz Special Meeting—Recommendation of the Starz Board of Directors; Fairness of the Merger”

Annex D —Opinion of Raine Securities LLC

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(e)       Approval of Directors. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”

(f)        Other Offers. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”

Item 9.       Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015)

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Lions Gate’s Financial Advisor”

“Special Factors—Opinions of Starz’s Financial Advisors”

Annex B—Opinion of PJT Partners LP

Annex C—Opinion of LionTree Advisors LLC

Annex D —Opinion of Raine Securities LLC

The materials dated May 23, 2016 and June 23, 2016, each prepared by PJT Partners LP and reviewed by the board of directors of Lions Gate, are attached hereto as Exhibits (c)(1) through (c)(3) and are incorporated by reference herein.

The materials dated June 14, 2016, June 20, 2016, June 22, 2016 and June 29, 2016, each prepared by LionTree Advisors LLC and reviewed by the board of directors of Starz, are attached hereto as Exhibits (c)(4) through (c)(9) and are incorporated by reference herein.

The materials dated June 15, 2016, June 22, 2016, June 23, 2016 and June 29, 2016, each prepared by Raine Securities LLC and reviewed by the Starz Special Committee, are attached hereto as Exhibits (c)(10) through (c)(16) and are incorporated by reference herein.

(c)       Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of

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Starz during its regular business hours by any interested holder of Starz common stock or representative who has been designated in writing.

Item 10.     Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007)

(a)-(b) Source of Funds; Conditions. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Source and Amount of Funds”

Annex A—Agreement and Plan of Merger

(c)       Expenses. The information set forth in the joint proxy statement/prospectus under the following caption “Special Factors—Merger Fees and Expenses” is incorporated herein by reference.

(d)       Borrowed Funds. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Source and Amount of Funds”

Annex A—Agreement and Plan of Merger

Item 11.     Interest in Securities of the Subject Company (Regulation M-A Item 1008)

(a)       Securities Ownership. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

(b)       Securities Transactions. The information set forth in the joint proxy statement/prospectus under the caption “Transactions in Starz Common Stock” is incorporated herein by reference.

Item 12.     The Solicitation or Recommendation (Regulation M-A Item 1012)

(d)       Intent to Tender or Vote in a Going Private Transaction. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

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“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”;

“Special Factors—Agreements with Shareholders of Lions Gate and Stockholders of Starz”

“The Starz Special Meeting”

“Special Factors—Lions Gate’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Lions Gate Board of Directors”

(e)       Recommendation of Others. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”

“The Starz Special Meeting”

“Special Factors—Lions Gate’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Lions Gate Board of Directors”

“The Lions Gate Special Meeting”

Item 13.     Financial Statements (Regulation M-A Item 1010)

(a)       Financial Information. The audited financial statements set forth in Starz’s Annual Report on Form 10-K for the year ended December 31, 2015 and the unaudited financial statements set forth in Starz’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016 are incorporated by reference herein. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Selected Historical Financial Data of Starz”

“Summary—Ratio of Earnings to Fixed Charges of Starz”

“Summary—Equivalent and Comparative Per Share Information”

“Where You Can Find More Information”

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(b)       Pro Forma Information. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Equivalent and Comparative Per Share Information”

“Unaudited Pro Forma Condensed Combined Financial Statements”

Item 14.     Persons/Assets, Retained, Employed, Compensated and Used (Regulation M-A Item 1009)

(a)-(b) Solicitations and Recommendations; Employees and Corporate Assets. The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger”

“Special Factors—Agreements with Shareholders of Lions Gate and Stockholders of Starz”

“The Starz Special Meeting”

“Special Factors—Lions Gate’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Lions Gate Board of Directors”

“Special Factors—Fees and Expenses”

Item 15.     Additional Information (Regulation M-A Item 1011)

(b)       The information set forth in the joint proxy statement/prospectus under the following captions is incorporated herein by reference:

“The Starz Special Meeting—Proposal 2: The Starz Compensation Proposal”

“Special Factors—Interests of Starz Directors and Executive Officers in the Merger”

(c)       Other Material Information. The information set forth in the joint proxy statement/prospectus, including all annexes, exhibits and appendices thereto, is incorporated herein by reference.

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Item 16.     Exhibits (Regulation M-A Item 1016)

(a)(1)   The preliminary joint proxy statement/prospectus of Lions Gate (incorporated herein by reference to Amendment No. 2 to Form S-4 filed by Lions Gate on October 5, 2016 (Registration No. 333-212792)).

(a)(2)   Form of Proxy Card (incorporated herein by reference to the joint proxy statement/prospectus)

(a)(3)   Letter to Starz Stockholders and Lions Gate Shareholders (incorporated herein by reference to the joint proxy statement/prospectus)

(a)(4)   Notice of Special Meeting of Stockholders of Starz (incorporated herein by reference to the joint proxy statement/prospectus)

(a)(5)   Joint Press Release, dated June 30, 2016 (incorporated herein by reference to Exhibit 99.1 to Lions Gate’s Current Report filed on Form 8-K with the SEC on June 30, 2016)

(a)(6)   Investor Presentation, dated June 30, 2016 (incorporated herein by reference to Exhibit 99.2 to Lions Gate’s Current Report filed on Form 8-K with the SEC on June 30, 2016)

(a)(7)   Transcript of Conference Call, held on June 30, 2016 (incorporated herein by reference to Lions Gate’s filing on June 30, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(8)   Employee Communication of Lions Gate, issued on June 30, 2016 (incorporated herein by reference to Lions Gate’s filing on June 30, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(9)   Letter to Lions Gate Shareholders (incorporated herein by reference to Lions Gate’s filing on July 29, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(10) Press Release of Starz, dated July 28, 2016 (incorporated herein by reference to Exhibit 99.1 to Starz’s Current Report filed on Form 8-K with the SEC on August 1, 2016)

(a)(11) Excerpts of communications relating to the proposed merger (incorporated herein by reference to Exhibit 99.2 to Starz’s Current Report filed on Form 8-K with the SEC on August 1, 2016)

(a)(12) Press Release of Lions Gate, dated August 4, 2016 (incorporated herein by reference to Lions Gate’s filing on August 4, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(13) Transcript of Conference Call, held on August 4, 2016 (incorporated herein by reference to Lions Gate’s filing on August 4, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

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(a)(14) Employee Communication of Lions Gate, issued on August 19, 2016 (incorporated herein by reference to Lions Gate’s filing on August 19, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(15) Employee Communication of Lions Gate, issued on September 1, 2016 (incorporated herein by reference to Lions Gate’s filing on September 1, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(16) Transcript of Presentation, given on September 15, 2016 (incorporated herein by reference to Lions Gate’s filing on September 19, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(17) Press Release dated September 22, 2016 (incorporated herein by reference to Exhibit 99.1 to Lions Gate’s Current Report filed on Form 8-K with the SEC on September 22, 2016)

(a)(18) Excerpts of communications relating to the proposed merger (incorporated herein by reference to Starz’s filing on September 27, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(19) Excerpts from Preliminary Financing Materials (incorporated herein by reference to Exhibit 99.1 to Lions Gate’s Current Report filed on Form 8-K with the SEC on September 27, 2016)

(a)(20) Excerpts from Preliminary Offering Memorandum (incorporated herein by reference to Exhibit 99.1 to Lions Gate’s Current Report filed on Form 8-K with the SEC on September 30, 2016)

(a)(21) Press Release dated October 13, 2016 (incorporated herein by reference to Exhibit 99.1 to Lions Gate’s Current Report filed on Form 8-K with the SEC on October 13, 2016)

(a)(22) Employee Communication of Lions Gate, issued on October 28, 2016 (incorporated herein by reference to Lions Gate’s filing on October 28, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(23) Letter to Starz employees, dated October 28, 2016 (incorporated herein by reference to Exhibit 99.1 to Starz’s Current Report filed on Form 8-K with the SEC on October 28, 2016)

(b)(1) Commitment Letter, dated as of June 27, 2016, among Lions Gate Entertainment Corp., and JPMorgan Chase Bank, N.A., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, and Deutsche Bank Securities Inc. (incorporated herein by reference to Exhibit 10.9 of Lions Gate’s Current Report filed on Form 8-K with the SEC on August 1, 2016)

(b)(2) Indenture, dated October 27, 2016, by and between LG FinanceCo Corp. and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.1 to Lions Gate’s Current Report filed on Form 8-K with the SEC on October 27, 2016)

(c)(1)* † Materials prepared by PJT Partners LP and presented to the Lions Gate board of directors on May 23, 2016

(c)(2)* † Materials prepared by PJT Partners LP and presented to the Lions Gate board of directors on June 23, 2016

(c)(3) Opinion of PJT Partners LP presented to the Lions Gate board of directors on June 30, 2016 (incorporated herein by reference to Annex B of the joint proxy statement/prospectus)

(c)(4) Preliminary presentation of LionTree Advisors LLC prepared for the Starz board of directors, dated June 14, 2016

(c)(5)* Preliminary presentation of LionTree Advisors LLC prepared for the Starz board of directors, dated June 20, 2016

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(c)(6) † Preliminary presentation of LionTree Advisors LLC prepared for the Starz board of directors, dated June 22, 2016

(c)(7) † Presentation of LionTree Advisors LLC prepared for the Starz board of directors, dated June 29, 2016

(c)(8) † Preliminary opinion of LionTree Advisors LLC prepared for the Starz board of directors, dated June 22, 2016

(c)(9) Opinion of LionTree Advisors LLC prepared for the Starz board of directors, dated June 29, 2016 (incorporated herein by reference to Annex C of the joint proxy statement/prospectus)

(c)(10)* Preliminary Financial Presentation of Raine Securities LLC prepared for the Starz Special Committee, dated June 15, 2016

(c)(11)* † Financial Presentation of Raine Securities LLC prepared for the Starz Special Committee, dated June 22, 2016

(c)(12)* † Financial Presentation of Raine Securities LLC prepared for the Starz Special Committee, dated June 23, 2016

(c)(13)* † Financial Presentation of Raine Securities LLC prepared for the Starz Special Committee, dated June 29, 2016

(c)(14) † Preliminary opinion of Raine Securities LLC prepared for the Starz Special Committee, dated June 22, 2016

(c)(15) † Preliminary opinion of Raine Securities LLC prepared for the Starz Special Committee, dated June 23, 2016

(c)(16) Opinion of Raine Securities LLC presented to the Starz Special Committee, dated June 29, 2016 (incorporated herein by reference to Annex D of the joint proxy statement/prospectus)

(d)(1)   Agreement and Plan of Merger, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Starz, and Orion Arm Acquisition Inc. (incorporated herein by reference to Annex A of the joint proxy statement/prospectus)

(d)(2)   Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Orion Arm Acquisition Inc., and the stockholders listed on Schedule 1 thereto (incorporated herein by reference to Annex H of the joint proxy statement/prospectus)

(d)(3)   Voting Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Starz, Liberty Global plc, and Liberty Global Incorporated Limited (incorporated herein by reference to Annex E-1 of the joint proxy statement/prospectus)

(d)(4)   Voting Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Starz, Discovery Communications, Inc., and Discovery Lightning Investments Ltd. (incorporated herein by reference to Annex E-2 of the joint proxy statement/prospectus)

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(d)(5)   Stock Exchange Agreement, dated as of February 10, 2015, by and among Lions Gate Entertainment Corp., LG Leopard Canada LP and the stockholders listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 of Lions Gate’s Current Report filed on Form 8-K with the SEC on February 11, 2015)

(d)(6)   Voting Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Starz, and the stockholders listed on Schedule A thereto, including certain affiliates of Dr. John C. Malone (incorporated herein by reference to Annex E-3 of the joint proxy statement/prospectus)

(d)(7)   Voting Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Starz, and the stockholders listed on Schedule A thereto, including certain affiliates of Mark H. Rachesky, M.D. (incorporated herein by reference to Annex E-4 of the joint proxy statement/prospectus)

(d)(8)   Voting Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Starz, LG Leopard Canada LP and the stockholders listed on Schedule A thereto (incorporated herein by reference to Annex F of the joint proxy statement/prospectus)

(d)(9) Voting and Standstill Agreement, dated as of November 10, 2015, by and among Lions Gate Entertainment Corp., Liberty Global plc, Discovery Communications, Inc., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd., Dr. John C. Malone and affiliates of MHR Fund Management, LLC (incorporated herein by reference to Annex K of the joint proxy statement/prospectus)

(d)(10)   Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Liberty Global plc, Discovery Lightning Investments Ltd., Dr. John C. Malone, MHR Fund Management, LLC, Liberty Global Incorporated Limited, Discovery Communications, Inc. and certain affiliates of MHR Fund Management, LLC (incorporated herein by reference to Annex L of the joint proxy statement/prospectus)

(d)(11) Investor Rights Agreement, dated as of November 10, 2015, by and among Lions Gate Entertainment Corp., Liberty Global plc, Discovery Communications, Inc., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd. and affiliates of MHR Fund Management, LLC (incorporated herein by reference to Annex F of the joint proxy statement/prospectus)

(d)(12) Amendment No 1. to Investor Rights Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., MHR Fund Management, LLC, Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd., Liberty Global plc, Discovery Communications, Inc., and the affiliated funds of MHR Fund Management, LLC party thereto (incorporated herein by reference to Annex I of the joint proxy statement/prospectus)

(f)(1)    Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex J of the joint proxy statement/prospectus)

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(f)(2) Statutory merger dissenters’ rights as described under “Special Factors—Appraisal Rights” (incorporated herein by reference to the joint information statement/prospectus)

(g)       None

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

†	Previously filed.

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SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 28 , 2016

STARZ

By:	/s/ David I. Weil
Name: David I. Weil
Title: Chief Legal Officer

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ Wayne Levin
Name: Wayne Levin
Title: General Counsel and Chief Strategic Officer

ORION ARM ACQUISITION, INC.

By:	/s/ Wayne Levin
Name: Wayne Levin
Title: President, General Counsel and Secretary

DR. JOHN C. MALONE

By:	/s/ Dr. John C. Malone
	Name:	Dr. John C. Malone